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                            April 26, 2023

       Richard G. Stewart, Jr.
       President and Chairman
       WeSave, Inc.
       24254 Main Street
       Newhall, CA 91321

                                                        Re: WeSave, Inc.
                                                            Amendment No. 2 to
Offering Statement on Form 1-A
                                                            Filed April 6, 2023
                                                            File No. 024-12085

       Dear Richard G. Stewart, Jr.:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 13, 2023 letter.

       Amendment No. 2 to Offering Statement on Form 1-A

       General

   1. We note your response to comment 7 and disagree with your analysis. As the ERUs and
                                                        RSUs are security-based
swaps, they are ineligible securities for purposes of Regulation
                                                        A. Accordingly, please
withdraw your offering statement on Form 1-A.
 Richard G. Stewart, Jr.
FirstName   LastNameRichard G. Stewart, Jr.
WeSave, Inc.
Comapany
April       NameWeSave, Inc.
       26, 2023
April 226, 2023 Page 2
Page
FirstName LastName
       Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      J. Martin Tate